SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 AMENDMENT NO. 3

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           LIN TELEVISION CORPORATION
          ------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   532776 10 1
          ------------------------------------------------------------
                                 (CUSIP Number)

                                Marilyn J. Wasser
                                   AT&T Corp.
                               131 Morristown Road
                         Basking Ridge, New Jersey 07920
                                 (908) 953-4408
          ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 12, 1997
          ------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Check the following box if a fee is being paid with this statement. [_]

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Amendment No. 3 (the "Amendment") amends the Schedule 13D filed on December 23, 1994, as previously amended (the "Schedule 13D") with regard to the common stock, par value $.01 per share (the "Common Stock"), of LIN Television Corporation, a Delaware corporation (the "Issuer"), as set forth below. Capitalized terms used without definition in this Amendment shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information contained in Items 4 and 6 of the Schedule 13D is hereby supplemented by the following:

         On August 12, 1997, the Issuer, Ranger Holdings Corp., a Delaware corporation ("Parent") and Ranger Acquisition Company, a Delaware corporation and a direct wholly owned subsidiary of Parent ("Sub"), entered into a definitive Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides for the acquisition by Parent of all of the outstanding shares of Common Stock of the Issuer at $47.50 per share in cash (plus accretion) by means of a merger (the "Merger") of Sub with and into the Issuer. In connection therewith, AT&T, AT&T Wireless and MMM entered into a Stockholders Agreement with Parent, Sub and the Issuer whereby MMM agreed, and AT&T and AT&T Wireless agreed to cause MMM, to vote its shares of Common Stock in favor of the proposed Merger in the event that the majority of holders of the publicly held shares vote in favor of the Merger. In addition, under the terms of an amendment to the Television Guarantee, AT&T has relinquished its option to purchase the outstanding shares of the Issuer that it does not currently own, the requirement to appoint independent appraisers has been eliminated, and the commencement date of any sale process has been deferred and will occur only if the Merger does not occur. Furthermore, AT&T, CICC, and the Issuer have agreed to terminate their Stockholders' Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The information contained in Item 7 of the Schedule 13D is hereby supplemented by the following:

         99.1 Stockholders Agreement, dated August 12, 1997, by and among Ranger Holdings Corp., Ranger Acquisition Company, AT&T Corp., AT&T Wireless Services, Inc., MMM Holdings, Inc. and
                  LIN Television Corporation.

         99.2     Press release issued by AT&T on August 12, 1997.

         99.3 Amendment to Television Private Market Value Guarantee, dated as of August 12, 1997, between AT&T Wireless Services, Inc. and LIN Television Corporation.

         99.4 Termination Amendment, dated as of August 11, 1997, by and among LIN Television Corporation, AT&T Wireless Services, Inc. and Cook Inlet Communications Corp.

                                   SIGNATURE

     The undersigned hereby agree that this Amendment No. 3 to Schedule 13D is filed on behalf of each of them and, after reasonable inquiry and to best of their knowledge and belief, hereby certify that the information set forth in this statement is true, complete and correct.

     Dated:  August 13, 1997


                             AT&T CORP.


                             By  /s/     Marilyn J. Wasser
                                 ----------------------------------------
                                 Name:   Marilyn J. Wasser
                                 Title:  Vice President-Law and Secretary


                             AT&T WIRELESS SERVICES, INC.


                             By  /s/     Gregory P. Landis
                                 ----------------------------------------
                                 Name:   Gregory P. Landis
                                 Title:  Senior Vice President, General Counsel
                                           and Secretary


                             MMM HOLDINGS, INC.


                             By  /s/     Gregory P. Landis
                                 ----------------------------------------
                                 Name:   Gregory P. Landis
                                 Title:  Secretary

                                  EXHIBIT INDEX


         99.1 Stockholders Agreement, dated August 12, 1997, by and among Ranger Holdings Corp., Ranger Acquisition Company, AT&T Corp., AT&T Wireless Services, Inc., MMM Holdings, Inc. and
                 LIN Television Corporation.

         99.2    Press release issued by AT&T on August 12, 1997.

         99.3 Amendment to Television Private Market Value Guarantee, dated as of August 12, 1997, between AT&T Wireless Services, Inc. and LIN Television Corporation.

         99.4 Termination Amendment, dated as of August 11, 1997, by and among LIN Television Corporation, AT&T Wireless Services, Inc. and Cook Inlet Communications Corp.